[Simpson Thacher & Bartlett LLP Letterhead]

July 30, 2007

VIA FACSIMILE AND EDGAR

Re:	LPL Investment Holdings, Inc.
Registration Statement on Form 10
File No.: 000-5260

Ms. Pamela A. Long
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Ms. Long:

On behalf of LPL Investment Holdings Inc. (the “Company”), we are providing the following responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated July 16, 2007 (“Comment Letter”) regarding the above-referenced draft registration statement on Form 10 of the Company filed on April 30, 2007, as amended on July 10, 2007 (the “Registration Statement”). In conjunction with this letter, the Company is filing, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company. Page references in the Company’s responses below correspond to the page numbers of the Amendment No. 2.

Selected Financial and Other Data, page 33

1.     We note your response to our prior comment 6. Please refer to the second paragraph of Instruction 2 to Item 301 of Regulation S-K, which contemplates that historical data may not be comparable from period to period or may not be indicative of future results. As indicated in this Instruction, such variability should be addressed by narrative explanation to put the historical data into context for your readers, but the historical data should still be disclosed. Please revise to disclose dividends declared per share for all applicable periods.

The Company has updated Item 2 to include dividends declared per share for all applicable periods. Please see page 34 of Amendment 2.

Management’s Discussion and Analysis
EBITDA, page 36

2.     We note your response to our prior comment 9 and the related revisions to your filing. We have the following additional comments:

•       We note that you have revised the items included in your calculation of “EBITDA.” However, the measure you refer to as EBITDA continues to exclude items in addition to what its acronym suggests. In this regard, as indicated in our response to Question 14 of our Non-GAAP FAQ, “earnings” is intended to mean net income as presented in the statement of operations under GAAP. Additionally, interest expense should be total interest expense as presented in the statement of operations under GAAP.

Measures that are calculated differently should not be characterized as EBITDA, and instead should use a different title to clearly identify the earnings measure being used and all adjustments. Please revise the title of your measure accordingly.

•       We note your disclosure that management uses the measure you refer to as EBITDA to measure operating performance. Please revise to provide a more detailed description of the circumstances under which this measure is used, as we note that this is not your segmental measure of profit or loss. For example, if this measure is used to calculate management’s performance bonuses, you should disclose that.

•       We note your disclosure that the measure you refer to as EBITDA is also a component of one of your debt covenants. If you believe that the related debt agreement is a material agreement, that the covenant is a material term of the debt agreement, and that information about this covenant is material to an investor’s understanding of your company’s financial condition and/or liquidity, you should revise to provide all disclosures indicated by the response to Question 10 of our Non-GAAP FAQ, and you also should disclose the actual debt covenant measure (i.e. consolidated leverage ratio) rather than merely one component of that measure. Alternatively, you should remove your discussion of debt covenants from your disclosures about the measure you refer to as EBITDA.

The Company has revised its presentation of EBITDA to indicate what the acronym suggests. Additionally, the Company has modified its discussion of EBITDA to indicate how and why it is used. The Company respectfully advises the staff that EBITDA as the acronym suggests, is not precisely used as a component to its debt covenants. Accordingly, that reference has been removed. Please see page 37 of Amendment No. 2.

Operating Results for the Year Ended December 31, 2006. . . ., page 47

3.     We note your response to our prior comment 11. Your disclosure at the bottom of page 47 states that the Transaction resulted in an additional $21 million in compensation expense in 2005. Your disclosure under Compensation and benefits expense on page 49 also appears to indicate that you incurred approximately $21 million in compensation expense in 2005 related to the Transaction, and the lack of a similar expense in 2006 accounts for the decrease in stock compensation expense from 2005 to 2006. However, your disclosure under Compensation and benefits expense at the top of page 52 indicates that 2005 stock compensation expense incurred in connection with the Transaction was only $6 million. Please help us to understand why the compensation expense incurred in 2005 related to the Transaction appears to vary in your disclosures, and revise your disclosures as necessary to clarify this matter.

The Company has modified its disclosure to more clearly explain that $5.91 million was the change in share-based compensation from 2004 to 2005, which largely resulted from the Transaction. Please see page 53 of Amendment No. 2.

Item 4.   Security Ownership by Certain Beneficial Owners and Management, page 59

4.     In connection with prior comment 19, please identify the individual(s) who exercise sole or shared voting and investment power over the shares listed in the table for Hellman & Friedman Investment Funds.

The Company has modified its disclosure to identify the individuals who exercise sole or shared voting and investment power. Please see page 65 of Amendment No. 2.

Other Arrangements, page 78

5.     Clarify your statement that some or all the loans outstanding to employees may be forgiven based on the passage of time.

The Company has updated the disclosure to clarify that employee loans may be forgiven based on tenure of employment with our company. Please see page 79 of Amendment No. 2.

Item 10.   Recent Sales of Unregistered Securities, page 80

6.     Please tell us supplementally why you do not disclose any recent sales of bonus credits.

The Company respectfully advises the Staff that there had not been any grants or sales of bonus credits since the original grant date, January 1, 2006. The Company has updated the disclosure to clarify the grant of bonus credits on January 1, 2006. Please see page 82 of Amendment No. 2.

Financial Statements for the Year Ended December 31, 2006
Note 18—Employee Benefit Plans, page F-34

7.     We note your response to our prior comment 41. Please revise either your accounting policy footnote or this footnote to briefly disclose your accounting policy for the bonus credits.

The Company has modified this footnote to include a brief discussion of its accounting policy for the bonus credits. Please see page F-36 and F-69 of Amendment No. 2.

*   *   *   *   *   *   *   *

We are grateful for your assistance in this matter. Please do not hesitate to call Stephan J. Feder at 212-455-7405 or Grenfel S. Calheiros at at 212-455-2295 with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP
cc:	Securities and Exchange Commission
Jennifer Thompson
John Cash
Dorine H. Miller

LPL Investment Holdings Inc.
Stephanie L. Brown, Esq.
Chad D. Perry, Esq.